Mail Stop 4561

October 16, 2009

Mark F. O'Neil
Chief Executive Officer
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042

> **Re:** **DealerTrack Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-51653**

Dear Mr. O'Neil:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief